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                                                                    EXHIBIT 3.02

                           CERTIFICATE OF AMENDMENT
                                      OF
            THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                                      OF
                              AT HOME CORPORATION
                           (a Delaware corporation)

      At Home Corporation, a Delaware corporation, does hereby certify that the following amendment to the corporation's Third Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of
Section 242 of the Delaware General Corporation Law.

                                       I.

      Article IV, Section C, paragraph 3(a) is hereby amended to read in its entirety as follows:

       3.    Distributions Upon Liquidation, Dissolution or Winding Up.
             ---------------------------------------------------------

             (a) Liquidation Preference Prior to IPO. Prior to the IPO and
                 -----------------------------------
subject to the prior payment in full of the preferential amounts to which any Senior Stock is entitled, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of Convertible Preferred Stock shall be entitled to receive from the assets of the Corporation available for distribution to stockholders, before any payment or distribution shall be made to the holders of any Junior Stock, an amount in cash (and, to the extent sufficient cash is not available for such payment, property at its fair market value) per share, equal to the Liquidation Price of such share of Convertible Preferred Stock as of the date of payment or distribution, which payment or distribution shall be made pari passu with any such payment or distribution made to the holders of any Parity Stock ranking on a parity basis with the Convertible Preferred Stock with respect to distributions upon liquidation, dissolution or winding up of the Corporation. Except as provided in paragraph 3(b) below, the holders of Convertible Preferred Stock shall be entitled to no other or further distribution of or participation in any remaining assets of the Corporation after receiving the Liquidation Price per share. If, upon distribution of the Corporation's assets in liquidation, dissolution or winding up, the assets of the Corporation to be distributed among the holders of the Convertible Preferred Stock and to all holders of any Parity Stock ranking on a parity basis with the Convertible Preferred Stock with respect to distributions upon liquidation, dissolution or winding up shall be insufficient to permit payment in full to such holders of the respective preferential amounts to which they are entitled, then the entire assets of the Corporation to be distributed to holders of the Convertible Preferred Stock and such Parity Stock shall be distributed pro rata to such holders based upon the aggregate of the full preferential amounts to which the shares of Convertible Preferred Stock and such Parity Stock would otherwise respectively be entitled. In the event of (i) a consolidation or merger of the Corporation with or into any other corporation or other entity in which the holders of all of the Corporation's outstanding shares of capital stock immediately before the
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effectiveness of such transaction do not, immediately after the effectiveness of such transaction, own capital stock representing a majority of the voting power of the surviving corporation or other entity of such transaction (or the immediate parent of such surviving corporation or other entity), or (ii) a sale of all or substantially all of the assets of the Corporation other than in connection with a Related Business Transaction (as defined below), the holders of a majority of the outstanding shares of each series of the Corporation's Preferred Stock, voting separately as a series (or consenting in writing), shall be entitled to deem, solely as to the series of Preferred Stock which has so voted or consented, such merger, consolidation or sale of assets to be a liquidation, dissolution or winding up of the Corporation within the meaning of this paragraph 3, provided, that written notice of such vote or such written consents must be received by the Corporation at least five (5) days prior to the effectiveness of such transaction; and provided further, that the Corporation shall have provided holders of Convertible Preferred Stock with the notice required to be delivered to them pursuant to paragraph 6(g) of Section C of this
Article IV of such deemed liquidation, dissolution or winding up of the Corporation. For purposes of this Certificate, a "RELATED BUSINESS TRANSACTION" shall mean any sale or other disposition of all or substantially all of the properties and assets of the Corporation in which (i) the Corporation receives as proceeds of such disposition primarily equity securities (including, without limitation, capital stock, convertible securities, partnership or limited partnership interests and other types of equity securities, without regard to the voting power or contractual or other management or governance rights related to such equity securities) of the purchaser or acquiror of such properties and assets of the Corporation, including but not limited to any entity which succeeds (by merger, formation of a joint venture enterprise or otherwise) to such properties and assets of the Corporation (or the immediate parent of such purchaser or acquiror), and (ii) the securities received by the Corporation, immediately after the effectiveness of such transaction, have a majority of the voting power of the purchaser or acquiror of such properties and assets of the Corporation, including but not limited to any entity which succeeds (by merger, formation of a joint venture enterprise or otherwise) to such properties and assets of the Corporation (or the immediate parent of such purchaser or acquiror). Notice of the liquidation, dissolution or winding up of the Corporation shall be given, not less than 20 days prior to the date on which such liquidation, dissolution or winding up or merger or sale of assets is expected to take place or become effective, to the holders of record of the shares of Convertible Preferred Stock, during which 20 day period such holders shall continue to be entitled to exercise their conversion rights as set forth in paragraph 6 of this Section C.

                                      II.

      The last full paragraph of Article IV, Section B, paragraph 4(b) is hereby amended to read in its entirety as follows:

               The Corporation shall not reclassify, subdivide or combine any series of Common Stock without reclassifying, subdividing or combining all other series of Common Stock on an equal per share basis.


                              * * * * * * * * * *

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      IN WITNESS WHEREOF, said corporation has caused this Certificate of
Amendment to be executed and attested by its duly authorized officers this 11th day of April, 1997.

                                 AT HOME CORPORATION.



                                 By: /s/ Thomas A. Jermoluk
                                    -------------------------------------
                                  Thomas A. Jermoluk
                                  President and Chief Executive Officer

ATTEST:



 /s/ David G. Pine
-------------------------------
David G. Pine, Secretary

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